SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 20, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications Company Ltd.-Immediate Report regarding the Issuance Results in accordance with a Shelf Offering Report

July 20, 2017

To Tel-Aviv Stock Exchange Ltd. (via the Magna)	To Israel Securities Authority (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report
regarding the Issuance Results in accordance with a Shelf Offering Report

The Company respectfully wishes to give notice of the issuance results in accordance with a shelf offering report of the Company, dated July 19, 2017 (reference no.: 2017-02-062050) (the "Offering Report"), published pursuant to the Company's shelf prospectus dated June 3, 2015 which was extended until June 2, 2018.

1.
In accordance with the Offering Report, the Company offered the public debentures as follows: up to NIS 300,000,000 par value registered debentures (Series F) of NIS 1 nominal value each, that are not linked to any index. The debentures (Series F) were offered in 300,000 units by way of a tender on the annual interest rate to be borne by the debentures (Series F), which shall not exceed 2.16% and the composition of each unit is NIS 1,000 nominal value (Series F).

2.	The following are the results of the tender for the purchase of the units of the debentures (Series F) that took place on July 19, 2017:

a.
In the tender, 57 orders were received for the purchase of 254,550 units of the debentures (Series F), including 34 orders for the purchase of 250,000 units of classified investors, in accordance with their prior undertakings as specified in the Offering Report (hereinafter: "the Classified Investors").

b.
The annual interest rate to be borne by the debentures (Series F) determined in the tender is 2.16% (hereinafter: "the Uniform Interest Rate"). The semi-annual interest rate to be borne by the debentures (Series F) is 1.08%.

c.
The interest rate for the payment of the first interest to be paid to the holders of the debentures (Series F) on December 25, 2017, in respect of the first interest period (commencing on July 20, 2017 and ending on December 24, 2017) is 0.935%.

d.	Pursuant to the terms of the offer, 254,550 units of debentures (Series F) were allotted, as follows:

i.
34 orders of the Classified Investors for the purchase of 250,000 units of debentures (Series F), stating the Uniform Interest Rate or an interest rate lower than the Uniform Interest Rate- were fully accepted.

ii.	23 orders by the public to purchase 4,550 units of debentures (Series F) stating the Uniform Interest Rate or the interest rate lower than the Uniform Interest Rate - were fully accepted.

3.	The debentures (Series F) were issued at par value, and therefore without discounting.

4.	The immediate gross proceeds which are expected to be received by the Company in the framework of the public offering amount to NIS 254,550 thousands.

The Company expresses its gratitude to the investors for their participation in the offering under the Offering Report.

Sincerely Yours, Partner Communications Company Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: July 20, 2017